Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

VOLUNTARY WITHDRAWAL OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Dealings in the shares of Melco Crown Entertainment Limited (the “Shares”) on the Main Board of the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) ceased at 4:00 p.m. on Monday, June 29, 2015. The listing of the Shares on the Stock Exchange will be withdrawn at 4:00 p.m. on Friday, July 3, 2015.

By Order of the Board of

Melco Crown Entertainment Limited

Stephanie Cheung

Company Secretary

Macau, July 2, 2015

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Robert John Rankin; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.